Exhibit 12.1

Warner Chilcott Limited

Ratio of Earnings to Fixed Charges

Warner Chilcott’s ratio of earnings to fixed charges was as follows for the years presented.

	Fiscal Year Ended September 30,	Transition Period Quarter Ended December 31,	Year Ended December 31,				Nine Months Ended September 30,
	Predecessor	Predecessor	Warner Chilcott				Warner Chilcott
	2004	2004	2005	2006	2007	2008	2008	2009
							(Unaudited)	(Unaudited)
Ratio of earnings to fixed charges	18.5x	(1)	(1)	(1)	1.4x	1.2x	2.8x	12.1x

For purposes of these computations, earnings consist of income from continuing operations before income taxes plus fixed charges, plus the amortization of capitalized interest, less interest capitalized. Fixed charges include interest on indebtedness from both continuing and discontinued operations, amortization of debt issuance costs, capitalized interest and the portion of lease rental expense representative of interest. We estimate the interest component of lease rental expense to be one third of lease rental expense.

(1)	For the quarter ended December 31, 2004 and the years ended December 31, 2005 and 2006, our earnings were insufficient by $17.5 million, $569.8 million and $164.7 million, respectively, to cover our fixed charges for such periods.